Corporate Update Presentation
May 13, 2010

GEROVA
Financial
Group, Ltd.

Forward Looking Statements

This Presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding GEROVA Financial Group, Ltd. (the " Company"), the assets and businesses acquired in January 2010 and the Company's business after completion of the transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company's public securities; (iv) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC under "Risk Factors". The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this presentation.

Table of Contents

"It is impossible to produce a superior performance unless you do something different from the majority."

– Sir John Templeton

Differentiated and Sustainable Advantage

- GEROVA Financial Group is an international reinsurance company currently focused on the life and annuity reinsurance markets, in addition to niche property and causality business
- We were established in January 2010 explicitly to take advantage of opportunities arising from financial market dislocations, including aggregating permanent regulatory capital by exchanging our publicly traded stock for performing unquoted financial assets at discounts to their intrinsic value
- We successfully executed nine simultaneous acquisitions from three selling parties resulting in our acquisition of consolidated assets of approximately $1.42 billion and approximately $720 million in new equity capital (subject to audit and appraisal adjustments), as well as control of a profitable reinsurance company
- We believe that our business model of acquiring new equity capital by exchanging our stock for unquoted financial assets and utilizing these financial assets as regulatory capital, where permitted, differentiates us from other insurance carriers
- We also believe that this capital structure has the advantage of potentially achieving a superior return on equity arising from the relatively large amount of assets that insurance carriers are permitted to take on balance sheet relative to their equity capital

Hundreds of billions in 'stranded' assets continue to persist on global balance sheets post-crisis during the great credit unwind, and our differentiated business model puts those financial assets back to work without inefficient or damaging liquidation

Continuation of Credit Unwind Presents Opportunities for GEROVA

Increasing Loan Sales from Failed Banks



($mm)
# of Banks
6,000
5,000
4,000
3,000
2,000
1,000
0
180
150
120
90
60
30
0
Book Value
Sale Price
Number
Discount to BV
2007
2008
2009
6%
43%
57%
Source: FDIC
2001
2002
2003
2004
2005
2006
2007
2008
2009

Difficult Credit Markets(1)



Spread (bps)
Monthly Institutional Leverage Loan Volume
B+ and B New Issue Libor Spread
BB and BB- New Issue Libor Spread
($bn)
500
400
300
200
100
0
60
50
40
30
20
10
0
Aug-02
Nov-03
Feb-05
May-06
Aug-07
Nov-08
Feb-10

Source: S&P LCD.

Depressed Equity Markets



Indexed
120
100
80
60
40
20
0
DJIA
S&P 500
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Feb-10

Source: Capital IQ.

Opportunity to Acquire Illiquid Hedge Fund Assets

- Many hedge funds have suffered significant liquidity issues
- In order to fund client redemptions, these hedge funds have been forced to prematurely sell illiquid assets at substantially discounted prices
- There is a considerable opportunity to acquire performing long-duration assets at prices below book value

Recent difficulties in the equity and debt markets have forced many banks and hedge funds to seek liquidity which translates into a unique opportunity to buy quality assets at discounted prices

GEROVA Financial Group, Ltd.

(1) Note: Blanks in spreads due to lack of available data points.

Differentiated Investment Approach

- We underwrite annuity and life insurance risks that we believe will produce favourable long-term returns on shareholder equity
- Our investment portfolio derived from our insurance reserves – our float - is allocated across traditional fixed income investments, and augmented by asset classes where we believe we can achieve yield enhancement opportunities
- Yield enhancement will include active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks due to the credit crisis
- We believe the active origination of secured loans and negotiated preferred equity interests is differentiated from the approach of many traditional insurance companies and more akin to the approach taken by Berkshire Hathaway

Growth Strategy

- Our growth strategy includes fully deploying and leveraging our insurance regulatory capital by providing insurance and writing reinsurance to the top-tier life insurance and reinsurance companies in all the major global markets.
- By accepting select insurance liabilities through reinsurance contracts together with assets ceded to us, we believe that we will be able to gather substantial assets under management in a relatively small number of block transactions
- We believe this is an efficient business model that will require less staff for administration and marketing efforts than currently exists in traditional asset management businesses and primary life and annuity carriers
- We also believe that by focusing primarily on life and annuity reinsurance, that the duration of time required to manage the assets is relatively long and the payment of claims is more predictable based on actuarial science and mortality tables

Large Addressable Market with High Growth

- Our addressable market is large and according to Standard and Poors research based on data from A.M. Best Co. Inc., the global insurance rating and information agency, the life and health insurance industry's assets totalled **$4.6 trillion** at December 31, 2008, while the industry's capital and surplus reached $261 billion; **a capital ratio of 5.67%, or a leverage ratio of 17.6 times**
- We believe this represents generally highly leveraged balance sheets and, therefore, there is a high demand for reinsurance to serve as a capital replenishment mechanism - **or surplus relief**
- We believe our target market is underserved by reinsurers with continued growth of total premiums and annuity considerations for the life and health insurance industry totalling $637 billion in 2008, or roughly 4.8% of US real gross domestic product (GDP). Life insurance in force in the United States at year-end 2008 reached $38.1 trillion, up 31.0% over the previous five years
- We will seek to benefit from macro trends influencing balance sheet management decisions of life insurance and annuity providers, **including increased risk aversion and regulatory trends**, which are resolved with risk transfer through reinsurance
- We believe that there is significant growth available in our life and annuity reinsurance segment and we already have sufficient permanent capital to bring on balance sheet substantial annuity and life reserves to serve the top insurance carriers.

Today Reinsurance is a Cheaper Cost of Capital Than Equity Issuances

10-Year Historical Price / Book Multiples



2.50x
2.25x
2.00x
1.75x
1.50x
1.25x
1.00x
0.75x
0.50x
2/29/00
4/9/01
5/20/02
6/29/03
8/8/04
9/17/05
10/28/06
12/7/07
1/16/09
2/26/10
P&C Insurers
P&C Reinsurers
Life Reinsurers
Avg. = 1.44x
Avg. = 1.40x
Avg. = 1.38x
Current = 1.01x
Current = 0.96x
Current = 0.87x

	P&C Insurers	P&C Reinsurers	Life Reinsurers
10-Year Average	1.44x	1.38x	1.40x
10-Year Maximum	1.98x	2.45x	2.07x
10-Year Minimum	0.79x	0.67x	0.44x

- Insurers and reinsurers trading at historically low valuation multiples
- Opportunity for reinsurers with fresh capital to provide relief to primary insurers at lower cost of capital than accessing public equity markets
- Opportunity for a new entity to capture multiple expansion over time – insurers and reinsurers have historically traded at a premium to book value

GEROVA Financial Group, Ltd.

Source: Factset and SNL Financial. P&C Insurers consist of: TRV, ACE, CB, XL, WRB, AXS, CINF, ACGL, MKL, HCC, AHL and RLI. P&C Reinsurers consist of: RE, PRE, RNR, TRH, AWH, ENH, VR, IPCR, MRH, MXGL, AGII, TWGP and FSR. Life Reinsurers include MET, PRU, HIG, GNW, PFG, TMK, SFG, AFL, RGA, PL, AEL, AMP, UNM

Company History and Overview of the Shareholder Meeting Objectives

History

- In January 2008, we consummated an initial public offering of our ordinary shares
- In January 2010, issued approximately $765 million in new equity (subject to audit and appraisal adjustments) acquiring various unquoted financial assets having an estimated value of approximately $1.42 billion
- Concurrently, we acquired an 81.5% interest in Allied Provident Insurance Inc., a specialty insurance company domiciled in Barbados, and interests in Bermuda and Irish carriers
- In April 2010, we accepted resignation of Marshall Manley
- In April 2010, we accepted appointment of Lou Hensley as CEO of the insurance group joining from Wells Fargo & Co. where he grew its multi-billion dollar Bermuda reinsurance subsidiary

Purpose of the Shareholder Resolutions and Meeting

The purpose of the May 12th meeting was to seek shareholder approval of measures including proposals to:

- Immediately convert existing preferred shares into ordinary shares and to increase the Company's authorized capital to accommodate the preferred share conversion, which we believe will:

- Simplify GEROVA's capital structure to a single class of shares;

- Result in a single class of securities that is more clearly representative of the overall value of the Company and may enable the investment community to better evaluate the Company;

- Increase the aggregate market capitalization of the listed class of GEROVA ordinary shares which may qualify the Company's shares for inclusion in certain indexes and may attract consideration from a broader range of institutional investors and equity analysts; and

- Enable GEROVA to use the Company's shares in share-for-share exchanges for prospective target acquisitions.

GEROVA Financial Group EGM

Summary of resolutions that were voted on by shareholders and passed on May 12, 2010:

1. 2010 Stock Incentive Plan
2. Amendment of the existing Articles of Association to permit immediate conversion of all outstanding Series A preferred shares into ordinary shares
3. Increase of authorized ordinary shares from 350,000,000 shares to 500,000,000 and increase in number of authorized preferred shares from 10,000,000 to 500,000,000
4. Adoption of the Third Amended and Restated Memorandum and Articles of Association

The Board proposed these measures because it believes they will:

- Create a more efficient capital structure to underpin growth
- Address investor concerns about the share "overhang"
- Permanently resolve the threat of an AMEX delisting
- Pave the way for eventual listing on the NYSE
- Provide the company with sufficient time and resources to execute on its growth strategy

Benefits to GEROVA

- 100% of the 742,250 Series A Preferred Shares are retired through their conversion into approximately 123,700,000 ordinary shares, subject to audit adjustments described below
- We expect that the converted ordinary shares will be freely tradable on January 31, 2011
- Preferred shareholders received 25% more common shares as a result of the downward adjustment of the conversion price from $7.50 to $6.00
- Book value per share (BV/S) remains protected via same independent audit adjustment provision to be completed on or about June 30, 2010 - if assets are deemed to be worth less then the stated values December 31, 2009, less shares will be delivered and book value per share will be preserved
- > $1.0 billion market capitalization (if shares continue to trade above $7.50 per share)
- Increased market capitalization broadens investor audience

Senior Leadership

Complementary financial, strategic, operational, managerial, and investment skills with strong track records of superior performance

Stuart LR Solomons –Managing Director

- **Over 20 years of management, tax and international law experience**
  - Partner in the international tax practice of Transtax Limited, based in Lugano, Switzerland, for the past 10 years
  - Founded and for the past six years has served as Chairman of one of the largest privately owned companies in the United Kingdom specializing in assisting individuals in the annulment of personal insolvencies.
  - Former chairman of AMEC the world's largest independent recording consol manufacturer. Under his stewardship, AMEC earned the Queens Award for industry for 3 consecutive years for its contribution to British Exports.
  - Previously held the position of visiting professor of international law and has lectured extensively and spoken at a number of conferences
  - He holds a BA in Business Studies and a Masters of International Law

Gary Hirst – Chairman and President

- **Over 25 years of investment management and insurance experience**
  - Founding Director and Officer in March 2007
  - As President coordinated GEROVA's nine simultaneous acquisitions from three sellers and publishing of a proxy in 47 day time period
  - Most recently, was Chief Investment Officer of Hirst Investment Management, manager of Hirst Metastrategy Fund, a fund of hedge funds ranked number 3 for all risked adjusted FoFs by MARHedge – '03
  - Investor in Greenlight Re at organizational private placement round (pre-IPO)
  - Former director of offshore reinsurance co

Lou Hensley – CEO Insurance Group

- **Over 20 years of senior management and insurance experience**
  - Over twenty years experience in the insurance industry, with ten years as a senior vice president with Wells Fargo & Co., the third largest bank in the U.S., and an executive officer of Wells Fargo's Bermuda-based reinsurance subsidiary, Union Hamilton Reinsurance, Ltd.
  - Instrumental in helping Union Hamilton grow from a start-up company to a multi-billion dollar reinsurance company
  - Co-founded Pivot, a leading insurance-focused technology company, which he sold to Wachovia/Wells Fargo
  - senior executive positions with Jackson National Life, a $87 billion subsidiary of Prudential plc., with the Swiss Re affiliate, The Midland Life Insurance Company, and with Conseco
  - He holds a BS in Actuarial Science and Accounting from Ball State University

Reinsurance Platform: Sustainable Structural Advantage to ROE

*……"the insurance group delivered an underwriting gain for the sixth consecutive year. This means that our $58.5 billion of insurance "float" – **money that doesn't belong to us but that we hold and invest for our own benefit** – cost us less than zero. In fact, we were paid $2.8 billion to hold our float during 2008. Charlie and I find this enjoyable"…….*

- Warren Buffett

GEROVA Financial Group, Ltd.

ROE with Less Risk Taking

- Our objective is to consistently produce superior ROE
- Our 'float' helps facilitate this ROE target
- Float has the same performance enhancements as traditional leverage obtained through debt, without taking on risks of debt
- Our business focuses on 'Investment Spread'
- Investment Spread is our gross investment return on assets (ROA), minus our cost of funds (our cost of insurance reserves)
- Our reinsurance structure will require fewer employees, then insurance companies that sell directly. Thus, requiring a smaller sales force, no branch offices and less administration infrastructure to manage insurance policies, which helps maximizes Investment Spread by maintaining low fixed costs
- Beneficial tax treatments allows GEROVA investments to accumulate, providing a compounded investment return

Growth Opportunities

- Actively undertaking additional earnings growth opportunities in the insurance sector through:
    - Acquisition of insurance companies
    - Reinsurance of books of business, from well rated carriers
    - Surplus relief transactions, leveraging our current portfolio of assets
    - Partnerships with other leaders in the reinsurance industry
- We are in active due diligence regarding a number of these opportunities
- Our M&A pipeline is robust
- Our reinsurance pipeline is deep and with well known carriers with whom management has previously completed transactions

Positive Stock Market Momentum



S&P L&H - One Year Stock Price Performance
Stock Price (%)
80
60
40
20
0
-20
-40
5/09
6/09
7/09
8/09
9/09
10/09
11/09
12/09
1/10
2/10
3/10
4/10
5/10

12-Month Insurance Company Stock Performance

- S&P Life and Health **+34.24%**
- S&P Multi-line Insurance **+44.87%**
- S&P P&C **+21.24%**

Source: SNL

Conclusion

Well-Timed Investment

- Right time to take advantage of dislocation in the financial markets
- Right time to acquire operating companies and capture market share

Focused Acquisition and Growth Strategy

- Unique opportunity to acquire high-quality assets at discounted prices
- Unique opportunity for growth of the reinsurance portfolio due to de-leveraging of primary insurers

Compounded Investment Returns

- Non-US insurance companies are generally tax exempt
- ROE enhancement by growing portfolio through acquisitions of on-balance sheet assets via insurance reserves at ratios upwards of 15:1 to equity capital

Innovative Investment Model

- Utilize a core business of insurance/reinsurance to take advantage of intrinsic benefits of structure
- Utilize direct lending strategies to enhance returns of fixed income portfolio

Non-Dilutive, Low-Cost Growth Capital

- 'Float' money is low cost cash to fuel growth
- Insurance 'float' is non-dilutive to equity holders
- ROA accretes to ROE with leveraged characteristics

Natural Hedge On Market Direction

- Interest rates will rise, depressing value of existing bond portfolios of insurers, putting pressure on regulatory capital and creating demand for reinsurance
- Credit markets will be choppy, making traditional bank financing less available and benefiting non-traditional credit originators like Gerova

GEROVA Financial Group, Ltd.